Mail Stop 4-6
via fax (408) 944-7168

April 20, 2007

Mr. Michael J. Fister
President and Chief Executive Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134

   RE: **Cadence Design Systems, Inc.**
      File No. 1-10606
      Form 10-K for the year ended December 30, 2006

Dear Mr. Fister:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Kathleen Collins
          Accounting Branch Chief